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                                                February 28, 2006




VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20002
Attention:  Pamela A. Long

         RE:    PRG-SCHULTZ INTERNATIONAL, INC.
                FORM T-3 FILED FEBRUARY 2, 2006
                SEC FILE NO. 22-28801

Dear Ms. Long:

         We are in receipt of your comment letter dated February 24, 2006 to PRG-Schultz International, Inc. ("PRG") in connection with the Form T-3, File No. 22-28801 (the "Form T-3"), PRG filed on February 2, 2006. Accordingly, on behalf of PRG, we are filing Amendment No. 1 to the Form T-3 ("Amendment No. 1") concurrently with the filing of this letter.

         PRG has made certain changes in Amendment No. 1 in response to the Staff's comments, as set forth below. For your convenience, we have reproduced each of the comments contained in the Staff's letter of February 24, 2006 in italicized text before each of our responses.


Item 2. Securities Act Exemption Applicable, page 2

1. The first paragraph which describes the "Exchange Offer" is very confusing to read as presented. We suggest that you use the description provided on the cover page of the Offering Circular which use bullets to specify the consideration to be exchanged for each $1,000 principal amount of outstanding 4.75% Convertible Subordinated Notes due 2006.

RESPONSE: The requested revision has been made. See Amendment No. 1.

Exhibit T3G

2. The Applicant's Form T-1 must be filed and the trustee designated and qualified prior to the effective date of the pending Form T-3. Similarly, the indentures to be filed as Exhibits T3C-1 and T3C-2 must be filed prior to effectiveness. Please allow sufficient time for our staff to review and comment on the additional information.

RESPONSE: The requested revision has been made. See Amendment No. 1.

         Should any member of the Staff have any questions regarding this filing, please feel free to contact the undersigned at (770) 779-5986.



                                                Very truly yours,

                                                /s/ Clint McKellar, Jr.

                                                Clint McKellar, Jr.